cumerio

umicore

PRESS RELEASE



24 May 2007

€ 18 million investment in energy-efficient co-generation plant for Umicore and Cumerio in Olen, Belgium

Umicore and Cumerio have signed an agreement for the construction by Umicore of a new "Combined Heat and Power" (CHP) plant at the companies' adjacent sites in Olen, Belgium. The new plant will replace the existing one which is outdated and no longer matches the energy needs of both companies.

The plant will be fully owned and operated by Umicore with Cumerio entering into a pre-financed long-term steam off-take agreement with Umicore.

This investment will allow a gain in energy efficiency of some 10 %. The new investment will also help both companies to achieve further reductions in CO_2 emissions beyond those already agreed with the authorities.

Combined heat and power (CHP) (or co-generation) refers to the use of a power station to simultaneously generate electricity and convert residual heat into usable energy (usually in the form of steam). By capturing this residual heat, CHP allows a more efficient use of energy compared to conventional power plants.

The new highly-automated plant is expected to become operational in January 2009, involving a total investment of close to € 18 million.

For more information:

Cumerio:
Media & Investor relations:
Mr. Frank VANDENBORRE - Tel +32 2 227 12 26 - +32 477 477 242 - frank.vandenborre@cumerio.com

Umicore:
Investor Relations:
Mr. Tim WEEKES – Tel +32 2 227 73 98 - tim.weekes@umicore.com
Mr. Geoffroy RASKIN - Tel +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media:
Mr. Bart CROLS - Tel +32 2 227 71 29 - +32 476 98 01 21 – bart.crols@umicore.com





PRESS RELEASE

PROFILE UMICORE

UMICORE is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.8 billion (€ 1.9 billion excluding metal) in 2006 and currently employs some 17,000 people.

PROFILE CUMERIO

CUMERIO is one of Europe's leading independent copper companies. Its operations are involved in copper smelting, refining and recycling. Cumerio also transforms copper into products such as wire rod, specialty rod and profiles, wires, cakes and billets for a wide range of end-user industries. Cumerio has a total copper products capacity in excess of 500,000 tonnes per year.

Cumerio is headquartered in Brussels and has industrial operations in Belgium, Bulgaria, Italy and Switzerland. Cumerio currently employs about 1,450 people and generated a turnover of €3.4 billion in 2006.

For more information:

Cumerio:
Media & Investor relations:
Mr. Frank VANDENBORRE - Tel +32 2 227 12 26 - +32 477 477 242 - frank.vandenborre@cumerio.com

Umicore:
Investor Relations:
Mr. Tim WEEKES – Tel +32 2 227 73 98 - tim.weekes@umicore.com
Mr. Geoffroy RASKIN - Tel +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media:
Mr. Bart CROLS - Tel +32 2 227 71 29 - +32 476 98 01 21 – bart.crols@umicore.com



Press-release 6 June 2007

Umicore reaches agreement to acquire the catalyst business of Delphi

Deal subject to provisions of Section 363 of US bankruptcy code

Umicore has reached an agreement to acquire the automotive catalysts business of Delphi for USD 55.6 million. The transaction will now be filed with the bankruptcy court in the United States. Given the Chapter 11 bankruptcy protection under which Delphi is now operating, the agreement will be subject to Section 363 of US bankruptcy law and competitive bidding as part of an auction process. It is anticipated that this auction process will take place towards the end of July 2007 and, should Umicore's bid prevail, that the deal would close as promptly thereafter as practicable, subject to the normal regulatory approval process.

As part of the transaction, Umicore would acquire manufacturing and research facilities in Tulsa (Oklahoma, US), Florange (France) and Port Elizabeth (South Africa). Umicore would also acquire a complete customer book and intellectual property portfolio (more than 70 patents), as well as business activities and certain assets in China, Australia and Mexico. Existing test programs will continue to run in Bascharage (Luxemburg) and Flint (Michigan, US) under service agreements.

Since Delphi was spun off from its former parent company, General Motors, in 1999, its automotive catalysts business has developed a diverse customer base in the US, Europe and Asia. In 2006, the business recorded a pro-forma operating loss of USD 2 million on revenues (excluding precious metal content) of USD 162 million. Should Umicore's bid prevail it is anticipated that the acquisition would be somewhat earnings dilutive in 2007 and 2008, including the effect of integration costs, but should generate earnings above the cost of capital thereafter.

Umicore and Delphi's automotive catalyst businesses have strong complementarities in terms of technologies and customer mix. The acquisition would give access to an extended customer base and accelerate the growth of Umicore's catalyst business. It would also strengthen Umicore's research, engineering and sales teams. The combined business would continue to be driven by technology. The combination of R&D and process manufacturing competencies of the two organizations would provide the potential for greater innovation, a broader product offering and increased efficiency.

Bear Stearns is acting as financial advisor and Goodwin Procter as legal advisor to Umicore.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

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Bank: 210-0053806-23
TRB : 85382

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